UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

TLG IMMOBILIEN AG

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

CUSIP: Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Dr. Thorsten Deblitz

Head of Legal/HR/IT

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

Telephone: +49 (0) 30 2470 50

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Krystian M. Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt

Germany

Telephone: +49 (0) 69 4272 5200

June 27, 2017

(Date Exchange Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

A.	English translation of the announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG)), published July 11, 2017.

Item 2.	Informational Legends

The following legend has been included on the offering related documents and on a webpage required to be clicked through prior to accessing any offering related documents:

“The takeover offer will result in the acquisition of securities of a German company and is subject to German disclosure requirements, which differ from those of the United States. The financial information included or referred to in the offer documents has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The takeover offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Exchange Act”), and the issuance of shares is being made pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the takeover offer is otherwise being made in accordance with the applicable regulatory requirements in Germany. Accordingly, the takeover offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of shares to enforce their rights and any claims arising under the U.S. federal securities laws, since TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. holders of shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.”

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by TLG IMMOBILIEN AG with the Securities and Exchange Commission on May 11, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Niclas Karoff	/s/ Sven Annutsch
(Signature)	(Signature)

Niclas Karoff, Member of the Management Board of TLG IMMOBILIEN AG	Sven Annutsch, Authorized Officer of TLG IMMOBILIEN AG

(Name and Title)	(Name and Title)

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